SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

January 8, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

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P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

January 8, 2003

            Symbol: TSX-V: KGI

NEWS RELEASE

Kirkland Lake Announces New Reserve & Resource Estimates

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) (the “Company”) is pleased to announce its initial reserve and resource estimates for the Macassa Mine property. These initial reserve and resource estimates include some of the drilling undertaken by the Company in 2002 and supercede all previous estimates published by the Company. Roscoe Postle Associates Inc., a leading mining and geological consulting firm, has reviewed the mineral resources and mineral reserves prepared by the Company as at December 18, 2002 with reference to the Canadian Institute of Mining, Metallurgy and Petroleum definitions and guidelines for resource and reserve reporting. The Company’s four other contiguous properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright-Hargreaves – were not included in these estimates.

“These first reserve and resource estimates, in combination with the reporting of net income of $1,366,322 for the first fiscal six month period (see news release issued December 20, 2002), show the progress of the Company as a new Canadian gold producer”, said Brian Hinchcliffe, the Company’s President. He added “We look forward to producing comprehensive reserve and resource estimates for all five properties that will include all drilling, as at our fiscal year end of April 30, 2003”.

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects the following tables set out the reserve and resource estimates for the Macassa Mine property.

Reserve Classification
Proven			Probable			Total
	Grade	Ounces		Grade	Ounces		Grade	Ounces
Tons	(oz/t Au)	of Gold	Tons	(oz/t Au)	of Gold	Tons	(oz/t Au)	of Gold
432,000	0.41	176,700	368,000	0.49	179,600	800,000	0.45	356,300

Notes:

1. “oz/t Au” = ounces per ton of gold.

2. Reserves are in situ, diluted, and considered mineable.

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Resource Classification
Measured			Indicated			Total
	Grade	Ounces		Grade	Ounces		Grade	Ounces
Tons	(oz/t Au)	of Gold	Tons	(oz/t Au)	of Gold	Tons	(oz/t Au)	of Gold
876,000	0.38	329,600	2,192,000	0.28	615,100	3,068,000	0.31	944,700

Notes:

1. “oz/t Au” = ounces per ton of gold.

2. Resources are stated as in situ and diluted.

Resource Classification
Inferred
	Grade	Ounces
Tons	(oz/t Au)	of Gold
449,000	0.27	121,200

    Notes:  1. “oz/t Au” = ounces per ton of gold.

   2. Resources are stated as in situ and diluted.

Mineral resources which are not (and in the second and third tables do not include) mineral reserves do not have demonstrated economic viability and are not contained as part of the reserves disclosed in the first table.

The parameters used to estimate the mineral reserves and resources are as follows:

-

Cut-off grades of 0.25 ounces of gold per ton and 0.35 ounces of gold per ton are used depending on the location of the block.

-

Gold price of US$ 325 per ounce of gold.

-

Exchange rate of US$ 0.64 = Cdn$ 1.00.

-

Minimum mining width of 5.0 feet for steep dipping structures and a minimum mining height of 6.5 feet for flat structures.

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Minimum strike length of 21 feet.

-

High assays cut to 3.5 ounces of gold per ton.

-

Dilution factors are 32% for longhole stopes and cut-and-fill stopes less than 6.0 feet wide, 24% for cut-and-fill blocks of 6.0 to 7.0 feet wide, and 13% for cut-and-fill blocks greater than 7.0 feet wide. Dilution for longhole stopes below the 5600-foot level is 35%.

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Tonnage factor of 11.7 cubic feet per ton.

-

Average mining recovery of 94% applied to the reserve blocks.

-

Radius of influence from sampled headings of 30 feet for measured resources and proven reserves. Block must be exposed by at least one drift and tested between drifts by drilling on 25 to 30 foot pattern.

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Radius of influence of an additional 30 feet (to 60 feet) for indicated resources and probable reserves. Blocks sampled on two sides by workings out to a maximum of 150 feet spacing of the development where no drilling exists, or above and below a drift where drillhole spacing is greater than 100 feet.

-

Inferred blocks are 60 to 100 feet from workings with one side bounded by a measured resource (or proven reserve) or a probable reserve (or indicated resource) block. Also, blocks on a proven mineralized trend are drilled on a spacing of greater than 100 feet.

Roscoe Postle was not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue that may materially affect its estimate of mineral resources and reserves.

The Company purchased the Macassa Mine and Mill along with four contiguous former gold producing properties in December 2001. These properties, which produced 22 million ounces of gold, extend over seven kilometers and from west to east comprise the Macassa, Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright-Hargreaves properties.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of a report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002. Both of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The TSX Venture Exchange has not reviewed

and does not accept responsibility for the adequacy or accuracy of this news release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD

(the Registrant)

January 8, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer

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GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.